Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
OCTOBER 2016 DIVIDEND
October 17, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) confirms that the dividend to be paid on November 15, 2016, in respect of October 2016 production, for shareholders of record on October 31, 2016, will be CDN$0.03 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:
Telephone: (403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1